UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2024

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 18, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on March 18, 2024, IFS’ Board of Directors (Junta Directiva) unanimously approved the following:

1.
The Audited Separate and Consolidated Financial Statements for the fiscal year 2023, which includes the report of the external auditors Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. The Audited Separate and Consolidated Financial Statements will also be submitted for approval at the IFS’ 2024 Annual Shareholders’ Meeting (hereinafter, the “2024 ASM”).
2.
The Annual Report for the fiscal year 2023, which will also be submitted for approval at the 2024 ASM.
3.
To propose to the 2024 ASM the Net Profit Allocation and Dividend Distribution for the fiscal year 2023.
4.
To propose to the 2024 ASM the 2024 Dividend Policy.
5.
To call for IFS’ 2024 Annual Shareholders’ Meeting in accordance with IFS’ Bylaws and applicable law, to be held on first call on April 1, 2024 and on second call on April 11, 2024, both at 9:30 a.m. (Lima, Peru time) in virtual mode, in order to discuss the following agenda:

(a)
2023 Results Presentation.
(b)
Approval of the Annual Report for the fiscal year 2023.
(c)
Approval of the Audited Separate and Consolidated Financial Statements for the fiscal year 2023.
(d)
Presentation of results of IFS’ participation in the S&P Global 2023 Corporate Sustainability Assessment (CSA) and presentation of the Company’s progress in matters of sustainability (ESG).
(e)
Approval of Net Profit Allocation and Dividend Distribution for the fiscal year 2023.
(f)
Approval of Dividend Policy for the fiscal year 2024.
(g)
Approval of power of attorney to formalize decisions approved at the 2024 Annual Shareholders’ Meeting.

The aforementioned resolutions will be effective as of today.

The Annual Report and the Audited Separate and Consolidated Financial Statements are posted on IFS’ website. The procedures for attending the 2024 Annual Shareholders’ Meeting are also posted on IFS’ website and are also set forth as an exhibit to the Form 6-K furnished to the SEC on February 12, 2024, which procedures may be accessed at: https://www.sec.gov/Archives/edgar/data/1615903/000095017024013870/0000950170-24-013870-index.htm

The agenda and the form of proxy letter for the 2024 ASM will be published in the Company’s corporate web page www.ifs.com.pe

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 18, 2024	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel